FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For July 10, 2008

PETAQUILLA MINERALS LTD. (File #0-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.

News Release dated July 10, 2008

2.

Material Change Report dated July 10, 2008 (re: July 10 /08 news release)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

PETAQUILLA MINERALS LTD.

(Registrant)

Date:  July 10, 2008

By:

“Richard Fifer”

 (Name)

Its:

President and Chief Executive Officer

(Title)

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Dr. Ralph Ansley Resigns from the Board of Petaquilla Minerals Ltd.

Vancouver, BC - July 10, 2008:  Petaquilla Minerals Ltd. (the “Company”) today announced that Dr. Ralph Ansley has resigned from the Company’s Board of Directors.

Dr. Ansley has received medical advice to avoid long intercontinental flights and, as he is based in Sydney, Australia, travel to the Company’s project site in Panama is, therefore, not recommended.   As such, he is no longer able to monitor in person the construction at the Company’s Molejon Gold Project.

Dr. Ansley joined the Board of Directors in June 2006 and helped guide the Company through its transition from a junior exploration company to an emerging gold producer.  He has made a significant contribution to the progress of the Company and the Company has benefited greatly from his years of experience in the mining construction business.  During his term of service, Dr. Ansley has been generous with his time and technical expertise on a host of complex and challenging issues and always worked with the best interests of the Company in mind.

Dr. Ansley and the Company both regret his having to make this decision.  However, the Company is pleased that Dr. Ansley has elected to remain with the Company acting in a consultancy role.

The Company wishes to thank Dr. Ansley for his contributions to the growth and success of the Company and looks forward to a continuing relationship with Dr. Ansley as a consultant.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia V6B 4M9

Item 2.

Date of Material Change

July 10, 2008

Item 3.

News Release

The Company’s news release dated July 10, 2008, was disseminated by Marketwire, Incorporated on July 10, 2008.

Item 4.

Summary of Material Change

The Company announced that Dr. Ralph Ansley has resigned from the Company’s Board of Directors.

Item 5.

Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 5 1-102

Not Applicable.

Item 7.

Omitted Information

Not Applicable.

Item 8.

Executive Officer

Richard Fifer, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.

Date of Report

Dated July 10, 2008

PETAQUILLA MINERALS LTD.

Per:

“Richard Fifer” Richard Fifer

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:

PETAQUILLA MINERALS LTD.

Contact person:

Richard Fifer

Contact Telephone number:

604-694-0021

Trading Symbols: TSX: PTQ OTCBB: PTQMF FWB: P7Z

NEWS RELEASE

Dr. Ralph Ansley Resigns from the Board of Petaquilla Minerals Ltd.

Vancouver, BC - July 10, 2008:  Petaquilla Minerals Ltd. (the “Company”) today announced that Dr. Ralph Ansley has resigned from the Company’s Board of Directors.

Dr. Ansley has received medical advice to avoid long intercontinental flights and, as he is based in Sydney, Australia, travel to the Company’s project site in Panama is, therefore, not recommended.   As such, he is no longer able to monitor in person the construction at the Company’s Molejon Gold Project.

Dr. Ansley joined the Board of Directors in June 2006 and helped guide the Company through its transition from a junior exploration company to an emerging gold producer.  He has made a significant contribution to the progress of the Company and the Company has benefited greatly from his years of experience in the mining construction business.  During his term of service, Dr. Ansley has been generous with his time and technical expertise on a host of complex and challenging issues and always worked with the best interests of the Company in mind.

Dr. Ansley and the Company both regret his having to make this decision.  However, the Company is pleased that Dr. Ansley has elected to remain with the Company acting in a consultancy role.

The Company wishes to thank Dr. Ansley for his contributions to the growth and success of the Company and looks forward to a continuing relationship with Dr. Ansley as a consultant.

About Petaquilla Minerals Ltd. – Petaquilla Minerals Ltd. is an emerging gold producer scheduled to bring its 100%-owned Molejon Gold Project into production in 2008.  Anticipated throughput for the project during the first year of production will be 2200 tonnes per day.  The plant will utilize three ball mills and a carbon-in-pulp processing facility.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Richard Fifer
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1-877-694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED

THE INFORMATION CONTAINED HEREIN.